Exhibit 77D - DWS S&P 500 Plus Fund (formerly
DWS Enhanced S&P 500 Index Fund) (a series of
DWS Value Equity Trust)

As of December 31, 2008, Northern Trust
Investments, N.A. no longer serves as a
subadvisor to the Fund.
Deutsche Investment Management Americas Inc.
Effective January 1, 2009, Deutsche Investment
Management Americas Inc., the Fund's
investment advisor ("DIMA") assumed
responsibility for managing
the Fund's portfolio. The Fund's investment program has two main components or strategies:
(i) a passive
Standard & Poor's 500 Index(r) tracking
strategy (the "Index Strategy", and (ii) a global tactical asset allocation overlay strategy known as iGAP
(integrated Global Alpha Platform) that seeks to provide enhanced returns (the "iGAP Strategy"). Under normal circumstances, the fund intends to invest at least
80% of its total assets, determined at the time of purchase, in stocks of companies included in the S&P 500
Index.

Index Strategy. The fund will implement the Index Strategy by investing primarily in the securities of the companies included in the S&P 500 Index and derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the S&P 500 Index. Futures contracts and options are used as a low-cost method of gaining exposure to a particular market without investing directly in those securities. The portfolio management team uses quantitative analysis techniques to structure the fund with the goal of obtaining a high correlation to the S&P 500 Index, while seeking to keep the fund as fully invested as reasonably possible in all market environments. To attempt to replicate the risk and return characteristics of the S&P 500 Index as closely as possible, the fund invests in a statistically selected sample of the securities found in the S&P 500
Index using a process known as "optimization."
This process
is intended to select stocks for the fund so that industry weightings, market capitalizations and fundamental characteristics (price-to-book ratios, price-to-earnings ratios, debt-to-asset ratios and dividend yields), closely replicate those of the securities in the S&P 500 Index. We may exclude or remove any stock from the fund's portfolio if we believe that the stock is illiquid or that the merit of the investment has been impaired by financial conditions or other extraordinary events. At times, the portfolio management team may purchase a stock not included in the S&P
500 Index when it is believed to be a cost-efficient way of approximating the S&P 500 Index's performance, for example, in anticipation of a stock being added to the
S&P 500 Index. The fund may hold assets in short-term debt securities or money market instruments for liquidity purposes.

In an effort to run an efficient and effective
Index Strategy, the fund uses the process of "optimization," a statistical sampling technique. First, the fund buys the stocks that make up the larger portions of the S&P
500 Index's value in roughly the same
proportion as the S&P 500 Index. Second, smaller stocks are analyzed and selected based on liquidity. In selecting smaller stocks, the portfolio management team tries to replicate the industry and risk characteristics of all of the smaller companies in the S&P 500 Index without buying all of those stocks. This approach attempts to maximize the fund's liquidity and returns while minimizing its costs.

iGAP Strategy. In addition to the fund's Index
Strategy, the Advisor seeks to enhance returns by employing a global tactical asset allocation overlay strategy. This strategy, which the Advisor calls iGAP
(integrated Global Alpha Platform), attempts to take advantage of short-term and medium-term mispricings within global equity, bond and currency markets. The iGAP strategy is implemented through the use of derivatives, which are contracts or other instruments whose value is based on, for example, indices, currencies or securities. The iGAP strategy primarily uses exchange-traded futures contracts on global bonds, equities and currencies and over-the-counter forward currency contracts, and is expected to have a low correlation to the fund's holdings.
Because the iGAP strategy relies primarily on futures, forward currency contracts and other derivative instruments, the notional amount of the fund's aggregate exposure obtained from such investments within the iGAP strategy will often exceed 100% of the net assets of the fund (assuming the maximum allocation to the iGAP strategy).

Other Derivatives. The Advisor may also use derivatives and currency transactions outside of the iGAP strategy for hedging purposes, in circumstances where the Advisor believes they offer a more efficient means of gaining exposure to a particular asset class or market or to maintain a high degree of liquidity to meet shareholder redemptions or other needs while maintaining exposure to the market.
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